Exhibit 12

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(in thousands)

	THREE MONTHS ENDED
	June 1, 2002	June 2, 2001
Earnings before income taxes and cumulative effect of change in accounting principle	$7,910	$3,365
Plus: Fixed charges(1)	11,485	6,636
Less: Capitalized interest	(65)	(154)
Earnings available to cover fixed charges	$19,330	$9,847

Ratio of earnings to fixed charges	1.68	1.48

(1) Fixed charges consisted of the following:

	THREE MONTHS ENDED
	June 1, 2002	June 2, 2001
Interest expense, gross	$9,099	$4,159
Rentals (Interest factor)	2,386	2,477
Total fixed charges	$11,485	$6,636